UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 333-152488

CUSIP NUMBER

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CAR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________

PART I - REGISTRATION INFORMATION

Full Name of Registrant: Gateway Pacific Bancorp

Former Name, if applicable: ________________________________________________________________________

Address of Principal Executive Office (Street and Number):	3035 E. 8th Street
City, State and Zip Code	National City, California 91950

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effect or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following that prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

Gateway Pacific Bancorp (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2009, by May 15, 2009 without unreasonable effort and expense because it requires additional time in order to adequately analyze appropriate accounting and disclosure matters related to transactions occurring during the quarter.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Frederick J. (Rick) Mandelbaum, President & CEO
(619) 241-6902

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports: ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Notification of Late Filing on Form 12b-25 with respect to future financial or business performance, strategies or expectations constitute forward-looking statements that are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this Notification of Late Filing on Form 12b-25 are not historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. These forward-looking statements include, but are not limited to, future interest rates, the availability of credit under the Company’s credit facilities and certain assumptions upon which such forward-looking statements are based. The forward-looking statements in this Notification of Late Filing on Form 12b-25 do not constitute guarantees of future performance and involve a number of factors that could cause actual results to differ materially, including risks associated with the Company’s business involving its products, the development and distribution of the Company’s products and related services, economic and competitive factors, the Company’s key strategic relationships, changes in regulations affecting the Company’s business and other risks more fully described in the Company’s most recently filed Registration Statement on Form S-1. the Company assumes no obligation to update any forward-looking information contained in this Current Report or with respect to the announcements described herein.

Gateway Pacific Bancorp has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 2009	By	/s/ Frederick J. (Rick) Mandelbaum
Frederick J. (Rick) Mandelbaum, President & CEO

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).